



Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

15 January 2010

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	15 January 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	79,875	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,121,549
		After change	5,041,674
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.29%
		After change	0.28%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$ 331,126.37	

Kwong Sook May
Company Secretary

January 15, 2010



PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP BREAKS GROUND FOR FOURTH VIETNAM SINGAPORE INDUSTRIAL PARK

- ***Ground breaking is graced by Prime Ministers Lee Hsien Loong of Singapore and Nguyen Tan Dung of Vietnam***

HAI PHONG, January 13, 2010 – Sembcorp Industrial Parks, a fully owned subsidiary of Sembcorp Industries, held a ground breaking ceremony for its new Vietnam Singapore Industrial Park (VSIP) development in Hai Phong, Vietnam. The ground breaking was witnessed by Guests of Honour Prime Minister Lee Hsien Loong of Singapore and Prime Minister Nguyen Tan Dung of Vietnam; signifying the continued importance of the well-established VSIP projects as a symbol of bilateral economic cooperation. The two prime ministers had earlier also graced the tenth anniversary celebration of the first VSIP project in Binh Duong province, in September 2006.

Jointly developed with Vietnam's state-owned enterprise Becamex IDC Corporation, the new VSIP Hai Phong is Sembcorp's fourth VSIP project, after its first two successful VSIP projects in Binh Duong and a third project in Bac Ninh. The VSIP Hai Phong will set itself apart from other industrial parks with its Singapore-style urban development, localised to suit the demands of Vietnam's market. Spanning 1,600 hectares, it will be positioned as an integrated township and industrial park, with 1,100 hectares allocated for commercial and residential development and a combined 500 hectares allocated for a business park and clean industrial park. While industry remains the core of the development in bringing in foreign investment, the integrated township will enhance the attractiveness of the industrial development by providing a financial centre, commercial belt, shopping malls, hotels, medical centres and four residential precincts with supporting schools and community spaces. The master plan for VSIP Hai Phong also includes a signature four-kilometre river front, as well as proposed features such as an arts and cultural centre, a trade and convention centre and waterfront residences.



With thirty percent of land reserved for greenery, Sembcorp also aims to go one step further to preserve the features in Hai Phong's natural environment with the objective of creating an environmentally-pleasing township. This includes preserving the habitat of local flora and fauna, retaining existing wetlands and enhancing naturally-occurring tributaries from the Cam River that run through the township. This integration of conservation and development has been undertaken to improve the area's liveability while retaining much of its natural charm.

Investors participating in the VSIP Hai Phong integrated township and industrial park can also tap on its advantageous strategic location and preferential policies. Hai Phong, being one of five Grade 1 cities in Vietnam that are prioritised for accelerated development, will see increased government spending on overall infrastructure development. Its location at the Northern Vietnam Economic Zone and proximity to southern China offers it easy access to a significant consumer and trade market via highway, sea, air and railway networks. Furthermore, special incentives will be available to companies located within the VSIP Hai Phong, under the Dinh Vu-Cat Hai Economic Zone initiative. So far, 11 companies have signed memoranda of understanding and letters of intent to invest in the integrated township and industrial park.

Said Ms Low Sin Leng, Executive Chairman of Sembcorp Industrial Parks and Co-Chairman of VSIP Hai Phong Co., "Vietnam is a stable country with tremendous investment opportunities. With a population of more than eighty million and growing trend of urban migration, we see a growing market here for sustainable urban solutions. With an environmentally sensitive approach to its development and its emphasis on attracting clean industries, VSIP Hai Phong has real potential as a showcase for long-term development sustainability.

"Sembcorp has long participated in supporting Vietnam's development with our VSIP projects and our energy solutions in the south. Leveraging on Sembcorp's expertise in Vietnam and VSIP's brand name, Singapore companies can also work together with us to offer bundled solutions and further replicate Singapore's urban development success stories in VSIP Hai Phong."

- END -



For media enquiries please contact:

FOCK Siu Ling (Ms)
PR Counsel
Group Corporate Relations
Sembcorp Industries
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

Mary Ann CHAN (Ms)
Manager
Corporate Relations
Sembcorp Parks Management
Tel: +65 9862 8363
Email: maryann.chan@sembcorp.com

ABOUT SEMBCORP INDUSTRIES
Sembcorp Industries is a leading utilities and marine group. With facilities with over 3,800 megawatts of installed power capacity and over 4 million cubic metres of water under management per day, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, China, Vietnam, the United Kingdom and the Middle East. In addition, it is a world leader in marine & offshore engineering, as well as an established developer of integrated industrial townships in Asia. Sembcorp Industries has total assets of over S$9 billion and employs around 6,500 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP IN VIETNAM
Sembcorp is a major developer in Vietnam with four Vietnam Singapore Industrial Park (VSIP) projects in Binh Duong, Bac Ninh and Hai Phong provinces. The VSIP projects will cover 4,845 hectares of industrial, commercial and residential land when fully developed. Out of about 180 industrial parks, VSIP has been named the 'Best Industrial Developer 2008' in Vietnam by UK's Euromoney Liquid Real Estate magazine and is a symbol of successful Vietnam-Singapore bilateral co-operation.

The VSIP Joint Venture Company is 51% held by a Singapore consortium led by Sembcorp Industries, while the remaining 49% share is held by Vietnam state-owned enterprise, Becamex IDC Corporation. Sembcorp holds a 79.29% stake in the Singapore consortium. The VSIP Joint Venture Company has a 70% share in the VSIP Township & Development Joint Stock Company, which owns the VSIP Hai Phong. Sembcorp also holds a further 12% direct stake in this joint stock company and its effective stake in the VSIP Hai Phong is 40.31%.

In addition to the VSIP projects, Sembcorp also operates Vietnam's largest private-sector power plant. The 728-megawatt Phu My 3 Power Plant in Ba Ria-Vung Tau province contributes about 7% of the total national grid demand.

Note to Editors:
Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	8 January 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	1,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,122,674
		After change	5,121,549
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.29%
		After change	0.29%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$4,663.75	

Kwong Sook May
Company Secretary

January 8, 2010



Co Regn No: 199802418D

SEMBCORP INDUSTRIES WINDS UP INACTIVE SUBSIDIARIES

Singapore, January 8, 2010 - Sembcorp Industries wishes to announce that its inactive wholly-owned subsidiaries, Sembcorp Recycling MRF Pte. Ltd. and Sembenviro Resource Recovery Pte. Ltd. have been placed under Members' Voluntary Liquidation. Mr Robert Yam Mow Lam has been appointed as the liquidator for the subsidiaries.

The voluntary liquidation of the subsidiaries does not have any material financial impact on the Sembcorp Group for the financial year ending December 31, 2010.

By Order of the Board

Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	31 December 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	21,750	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,144,424
		After change	5,122,674
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.29%
		After change	0.29%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$90,165.86	

Kwong Sook May
Company Secretary

December 31, 2009